

Mail Stop 3561

January 23, 2018

Judd T. Nystrom
Chief Financial Officer
At Home Group Inc.
1600 East Plano Parkway
Plano, Texas 75074

      Re: **At Home Group Inc.**
             Form 10-K for the Fiscal Year Ended January 28, 2017
             Filed April 5, 2017
             File No. 001-37849

Dear Mr. Nystrom:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 40

1. Since the time of your IPO registration statement being declared effective we note that you have continued to open new stores and plan on opening at least 25 new stores annually. Explain to us in detail why you believe the adjustment for costs associated with new store openings used in arriving at Adjusted EBITDA is appropriate in light of your store expansion plan. Please refer to Question 100.01 of the updated Non-GAAP Compliance Disclosure and Interpretations issued on May 17, 2016. We may have further substantive comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products